Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O'Neal

Re:	The Lazard Funds, Inc.
Post-Effective Amendment No. 142 to Registration Statement on Form N-1A
(Registration Nos.: 33-40682; 811-06312)

To Whom It May Concern:

On behalf of The Lazard Funds, Inc. (the "Fund"), on or about April 23, 2021 we plan to file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 142 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment relates to Post-Effective Amendment No. 141 ("Amendment No. 141") to the Registration Statement, filed on February 26, 2021, which was filed to reflect changes to the investment strategies to certain series of the Fund ("Portfolios"), Lazard Emerging Markets Strategic Equity Portfolio (formerly, Lazard Emerging Markets Equity Blend Portfolio) and Lazard Real Assets Portfolio (formerly, Lazard Real Assets and Pricing Opportunities Portfolio).

The Amendment will respond to comments of the staff of the Commission (the "Staff") on Amendment No. 141 that were provided to the undersigned and Devin Kasinki of this office by Deborah O'Neal of the Staff via telephone on April 9, 2021.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Summary Section—Fees and Expenses

1.	Staff Comment: Please provide the Staff with the completed fee tables, expense examples and performance presentations at least one week before the effective date of the Amendment.

Response: The completed fee tables, expense examples and performance presentations, substantially as anticipated to be filed in the Amendment, were emailed to the Staff on April 20, 2021.

2.	Staff Comment: Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund on behalf of the Portfolios (the "Expense Limitation Agreement"), the Investment Manager retains a right to seek reimbursement from the Portfolios for amounts waived or reimbursed by the Investment Manager

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

pursuant to the Expense Limitation Agreement. If the Investment Manager retains such a right, please disclose the terms and conditions of this right in footnotes to the fee tables.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from a Portfolio for any fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

Summary Section—Principal Investment Strategies

3.	Staff Comment: The second paragraph under "Principal Investment Strategies" for Lazard US Sustainable Equity Portfolio states:

The Investment Manager's process first identifies companies within the investable universe, which are companies that the Investment Manager believes are capable of (1) sustaining high financial productivity (i.e., the return a company generates) for periods in excess of market expectations, or (2) capable of improving financial productivity to a greater extent or more expeditiously than the market expects (i.e., are undervalued) and which exhibit good expectations for future cash flows and profitability. Next, the Investment Manager reduces the investable universe using fundamental analysis and research on the companies identified.

(emphasis added). Please consider revising the disclosure to clarify the intended meaning "sustaining" in contrast to the use of "Sustainable" in the Portfolio's name and investable universe of "Sustainable Companies."

Response: In the Amendment, the second paragraph under "Principal Investment Strategies" will be revised as follows:

The Investment Manager's process first identifies companies within the investable universe, which are companies that the Investment Manager believes are capable of (1) ~~sustaining~~ generating and maintaining high financial productivity (i.e., the return a company generates) for periods in excess of market expectations, or (2) capable of improving financial productivity to a greater extent or more expeditiously than the market expects (i.e., are undervalued) and which exhibit good expectations for future cash flows and profitability. Next, the Investment Manager reduces the investable universe using fundamental analysis and research on the companies identified.

4.	Staff Comment: The third paragraph under "Principal Investment Strategies" for Lazard US Equity Focus Portfolio states that "The Portfolio is classified as 'non-diversified' under 1940 Act, which means that it may invest a relatively high percentage of its assets in a limited number of issuers, when compared to a diversified fund." (emphasis added). Please confirm that shareholders approved the change of the Portfolio's sub-classification.

Response: We confirm that the requisite shareholder approval to change the Portfolio's sub-classification from a "diversified company" to a "non-diversified company," as such terms are defined in the 1940 Act was obtained on June 29, 2020. A supplement to the Portfolio's prospectus detailing the outcome of the shareholder vote was filed with the SEC on July 1, 2020, and a revised summary prospectus and statement of additional information ("SAI") were each filed as well.

5.	Staff Comment: In "Principal Investment Strategies" for Lazard Real Assets Portfolio, please describe the quality of the fixed-income securities in which the Portfolio may invest.

Response: In the Amendment, the following revision will be made to "Principal Investment Strategies:"

The Portfolio may invest in equity securities of US and non-US companies, including emerging markets companies, as well commodity-linked and other derivative instruments. In addition, the Portfolio may invest in fixed income securities of any maturity or credit quality, typically government securities ~~(which may be of various maturities)~~, in connection with the Portfolio’s derivatives exposures (i.e., a type of margin or collateral).

Statement of Additional Information

6.	Staff Comment: In the SAI under "Investment Restrictions," please describe any investment restrictions applicable to Lazard Global Listed Infrastructure Portfolio regarding the use of commodity instruments.

Response: Shareholders of Lazard Global Listed Infrastructure Portfolio approved the following fundamental investment restriction regarding the use of commodity instruments in October 2017: "The Portfolio may not invest in commodities or commodities contracts, except to the extent permitted under the 1940 Act." This investment restriction will be added to the SAI.

Other

7.	Staff Comment: Please supplementally describe the circumstances surrounding the removal of Lazard US Realty Equity Portfolio from the prospectus and SAI.

Response: As described in a prospectus supplement filed with the SEC on March 9, 2020, the Board of Directors of the Fund approved, subject to certain conditions and shareholder approval, an Agreement and Plan of Reorganization between the Fund, on behalf of Lazard US Realty Equity Portfolio, and the Trust for Professional Managers, on behalf of Terra Firma US Concentrated Realty Equity Fund (the "Acquiring Fund") to transfer the Portfolio's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund, the assumption by the Acquiring Fund of the Portfolio's liabilities, the distribution of the Acquiring Fund shares to Portfolio shareholders and the subsequent termination of the Portfolio as a series of the Fund.

Shareholders approved the transaction and (as described in a prospectus supplement filed with the SEC on June 22, 2020), effective as of the close of business on June 19, 2020, the assets of the Portfolio were transferred to the Acquiring Fund, and shareholders of the Portfolio became shareholders of the Acquiring Fund.

* * * * *

We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3722 or Lisa Goldstein at 212.969.3381.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

cc: Lisa Goldstein